Exhibit 23
Consent of Independent Registered Public Accounting Firm
Plan Administrator
Green Bankshares, Inc. 401(k) Profit Sharing Plan:
Greeneville, Tennessee
We consent to the incorporation by reference in the Registration Statement (No. 333-117791) on Form S-8 of Green Bankshares, Inc. of our report dated June 14, 2010, with respect to the statements of net assets available for benefits of Green Bankshares, Inc. 401(k) Profit Sharing Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of Green Bankshares, Inc. 401(k) Profit Sharing Plan.

/s/ Dixon Hughes PLLC

Atlanta, Georgia
June 14, 2010